Exhibit 21.1

Subsidiaries of Goodman Networks Incorporated

(as of June 7, 2013)

Subsidiary	Jurisdiction of Incorporation
GNET Escrow Corp.	Texas

The preceding list excludes all subsidiaries of Goodman Networks Incorporated, which considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X, and are therefore omitted in accordance with Item 601(b)(21) of Regulation S-K.